Filed Pursuant to Rule 424(b)(5)
Registration No. 333-163573

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum	Amount of
Title of Securities	Amount to be	Offering Price	Aggregate	Registration
to be Registered	Registered(1)	Per Share	Offering Price(1)	Fee(2)
Common Stock, $0.001 par value, including related rights to purchase Series A Junior Participating Preferred Stock	17,250,000	$24.75	$426,937,500	$23,824

(1)	Includes shares of common stock that may be purchased by the underwriters pursuant to their option to purchase additional shares of common stock.
(2)	This filing fee is calculated in accordance with Rule 457(r) and relates to the Registration Statement on Form S-3 (File No. 333-163573) filed by the registrant on December 8, 2009.

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED DECEMBER 8, 2009)

15,000,000 Shares

Common Stock

We are offering 15,000,000 shares of our common stock.

Our common stock is quoted on the NASDAQ Global Market under the symbol “DNDN.” On December 10, 2009, the closing price of our common stock on the NASDAQ Global Market was $25.65 per share.

Investing in our common stock involves significant risks. See “Risk Factors” on page S-5 of this prospectus supplement.

	Per Share	Total

Public offering price	$24.75	$371,250,000
Underwriting discounts and commissions	$0.99	$14,850,000
Proceeds to us, before expenses	$23.76	$356,400,000

Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters the option to purchase from us up to 2,250,000 additional shares of common stock on the same terms and conditions as set forth above if the underwriters sells more than 15,000,000 shares in this offering. The underwriters can exercise this option at any time, in whole or in part, within 30 days after the offering.

The underwriters expect to deliver the shares against payment on or about December 15, 2009.

Joint Book-Running Managers

J.P.Morgan	Deutsche Bank Securities

Citi	Morgan Stanley

Lazard Capital Markets
Leerink Swann
Needham & Company, LLC

December 10, 2009

Prospectus Supplement

Prospectus

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of common stock and also adds to, updates and changes information contained in the accompanying prospectus and the documents incorporated by reference. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. The second part is the accompanying prospectus, which provides additional information. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement will control. If any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in the accompanying prospectus — the statement in the document having the later date modifies or supersedes the earlier statement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. This prospectus supplement and the accompanying prospectus are not an offer to sell or a solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or sale is unlawful. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. You should assume that the information included, or incorporated by reference, in this prospectus supplement or the accompanying prospectus is accurate only as of the date of this prospectus supplement, the accompanying prospectus or the information we have incorporated by reference. Our financial condition, results of operations and business prospects may have changed since that date.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the securities offered by this prospectus. You should read the entire prospectus carefully, including the “Risk Factors” section of this prospectus supplement beginning on page S-5, as well as our financial statements and the notes to those financial statements, which are incorporated by reference in the prospectus, before making an investment decision. References in this prospectus to “Dendreon,” “we,” “us” and “our” refer to Dendreon Corporation, a company incorporated in Delaware, unless the context otherwise requires.

Overview

We are a biotechnology company focused on the discovery, development and commercialization of novel therapeutics that may significantly improve cancer treatment options for patients. Our most advanced product candidate is Provenge® (sipuleucel-T), an active cellular immunotherapy that has completed three Phase 3 trials for the treatment of metastatic, castrate-resistant (also referred to previously as “androgen-independent”) prostate cancer. Prostate cancer is the most common non-skin cancer among men in the United States, with over one million men currently diagnosed with the disease, and the second leading cause of cancer deaths in men in the United States.

On November 9, 2006, we completed the submission of our Biologics License Application (our “BLA”) to the U.S. Food and Drug Administration (the “FDA”) for Provenge based upon the survival benefit seen in our completed D9901 and D9902A studies for Provenge. On May 8, 2007, we received a Complete Response Letter (the “CRL”) from the FDA regarding our BLA. In its letter, the FDA requested additional clinical data in support of the efficacy claim contained in our BLA, as well as additional information with respect to the chemistry, manufacturing and controls (“CMC”) section of the BLA. In a meeting with the FDA on May 29, 2007, we received confirmation that the FDA would accept a positive final analysis of survival from our Phase 3 D9902B IMPACT (IMmunotherapy for Prostate AdenoCarcinoma Treatment) study to support licensure of Provenge. On April 14, 2009, we announced that the IMPACT study had met its primary endpoint of overall survival and exhibited a safety profile consistent with prior studies. On April 28, 2009, at the American Urological Association annual meeting, we presented detailed results of the IMPACT study. The IMPACT study had a final enrollment of 512 patients with asymptomatic or minimally symptomatic, metastatic, castrate-resistant prostate cancer and was a multi-center, randomized, double-blind, placebo-controlled study. Final results from the IMPACT study showed that Provenge extended median survival by 4.1 months compared to placebo (25.8 months versus 21.7 months), and Provenge improved 3-year survival by 38% compared to placebo (31.7% versus 23.0%). The IMPACT study achieved a p-value of 0.032, exceeding the pre-specified level of statistical significance defined by the study’s design (p-value less than 0.043), and Provenge reduced the risk of death by 22.5% compared to placebo (HR=0.775). On October 30, 2009, we completed the amendment of our BLA with the FDA to incorporate IMPACT study results and data regarding CMC requirements not previously addressed which constituted a complete response to the CRL. We own worldwide rights for Provenge.

Other potential product candidates we have under development include Neuvengetm, our investigational active cellular immunotherapy for the treatment of patients with bladder, breast, ovarian and other solid tumors expressing HER2/ neu. Active cellular immunotherapies directed at CA9, an antigen highly expressed in renal cell carcinoma and CEA, an antigen expressed in colorectal cancer, are in preclinical development. We are also developing an orally-available small molecule targeting TRPM8 that could be applicable to multiple types of cancer as well as benign prostatic hyperplasia. In December 2008 we filed an investigational new drug application (“IND”) to investigate this small molecule in advanced cancer patients. The IND was cleared by the FDA in January 2009. In April 2009, the first patient enrolled in our Phase 1 clinical trial for patients with advanced cancer.

We have recently completed the due diligence process with a number of companies in connection with our efforts to find a commercialization partner for Provenge outside the United States. We are currently discussing various structures for a partnership arrangement with several potential partners.

Corporate Information

We are a Delaware corporation originally incorporated in 1992 as Activated Cell Therapy, Inc. Our executive offices are located at 3005 First Avenue, Seattle, Washington, 98121, and our telephone number is (206) 256-4545. Our website is http://www.dendreon.com (which is not intended to be an active hyper link in this prospectus supplement or accompanying prospectus). The contents of our website are not part of this prospectus supplement or the accompanying prospectus, and the reference to our website does not constitute incorporation by reference into this prospectus supplement or accompanying prospectus of the information contained therein.

Dendreon®, the Dendreon logo, Targeting Cancer, Transforming Livestm, Provenge® and Neuvengetm are our trademarks. All other trademarks appearing or incorporated by reference into this prospectus and the accompanying prospectus supplement are the property of their respective owners.

The Offering

Common stock offered by us	15,000,000 shares (17,250,000 if the underwriters’ overallotment option is exercised in full)

Common stock to be outstanding after the offering	131,002,033 shares (133,252,033 if the underwriters’ overallotment option is exercised in full)

Use of proceeds	We intend to use the net proceeds from this offering (i) to fund expenditures in connection with the investment in our manufacturing facilities, including the accelerated build-out of new facilities in Atlanta, Georgia and Orange County, California (providing for additional capacity in mid 2011 from such facilities) and build-out of the remaining capacity at our Morris Plains, New Jersey facility, (ii) to fund investment in information technology infrastructure and product support systems, (iii) to hire manufacturing, sales and marketing, quality and other personnel in preparation for the licensure by the FDA and commercialization of Provenge, (iv) for third-party contract supply costs, and (v) for general corporate purposes, including working capital.

We may also use a portion of the net proceeds to acquire strategic assets, although we currently have no agreements or commitments to do so.

Risk factors	See “Risk Factors” beginning on page S-5 for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Dividend policy	We currently intend to retain any future earnings to fund the development and growth of our business and do not anticipate paying cash dividends in the foreseeable future.

NASDAQ Global Market symbol	DNDN

The number of shares of our common stock to be outstanding after this offering is based on 116,002,033 shares outstanding as of December 7, 2009 (including unvested stock awards) and excludes:

•	up to 2,769,488 shares that may be issued upon the exercise of outstanding options granted pursuant to our stock option plans at a weighted average exercise price of $8.99 per share;

•	up to 8,000,000 shares that may be issued upon exercise of outstanding warrants at a weighted average exercise price of $20.00 per share; and

•	up to 5,109,785 shares that may be issued upon conversion of the $52,535,000 aggregate principal amount of our outstanding 4.75% convertible senior subordinated notes due 2014, which is based on the current conversion rate of 97.2644 shares for each $1,000 of notes.

Unless otherwise stated, information in this prospectus supplement assumes that the underwriters will not exercise their option to purchase additional shares.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements largely on our expectations and projections about future events and financial trends affecting the financial condition and/or operating results of our business. Forward-looking statements involve risks and uncertainties, particularly those risks and uncertainties inherent in the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics. There are important factors that could cause actual results to be substantially different from the results expressed or implied by these forward-looking statements, including, among other things:

•	whether the FDA review of our BLA will result in approval for licensure to allow us to begin marketing of Provenge;

•	whether we have adequate financial resources and access to capital to fund commercialization of Provenge and that of other potential product candidates we may develop;

•	our ability to successfully manufacture Provenge and other product candidates in necessary quantities with required quality;

•	our ability to successfully obtain regulatory approvals and commercialize our products that are under development and develop the infrastructure necessary to support commercialization if regulatory approvals are received;

•	our ability to complete and achieve positive results in ongoing and new clinical trials;

•	our dependence on single-source vendors for some of the components used in our product candidate;

•	the extent to which the costs of any products that we are able to commercialize will be reimbursable by third-party payors;

•	the extent to which any products that we are able to commercialize will be accepted by the market;

•	our dependence on our intellectual property and ability to protect our proprietary rights and operate our business without conflicting with the rights of others;

•	the effect that any intellectual property litigation or product liability claims may have on our business and operating and financial performance;

•	our expectations and estimates concerning our future operating and financial performance;

•	the impact of competition and regulatory requirements and technological change on our business;

•	our ability to recruit and retain key personnel;

•	our ability to enter into future collaboration agreements;

•	anticipated trends in our business and the biotechnology industry generally; and

•	other factors set forth under Item 1A, “Risk Factors,” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and in our future filings made with the SEC, which are incorporated by reference into this prospectus, and the risk factors set forth in or incorporated by reference into this prospectus and the accompanying prospectus supplement.

In addition, in this prospectus, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “plan,” “expect,” “potential,” or “opportunity,” the negative of these words or similar expressions, as they relate to us, our business, future financial or operating performance or our management, are intended to identify forward-looking statements. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risk factors below as well as the risk factors set forth in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 and any additional risk factors set forth in our periodic and other filings with the SEC. You should also refer to the other information in this prospectus supplement and the accompanying prospectus, including our financial statements and the related notes incorporated by reference into this prospectus. Additional risks and uncertainties that are not yet identified may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment. Some risk factors in this section are “forward-looking statements.” See “Forward-Looking Statements.”

Risks Relating to our Product Development and Commercialization Pursuits

Our near-term prospects are highly dependent on Provenge, our lead product candidate. If we fail to obtain FDA approval for Provenge or fail to successfully commercialize Provenge, our business would be harmed and our stock price would likely decline.

Our most advanced product candidate is Provenge, an active cellular immunotherapy for advanced prostate cancer. FDA approval of Provenge depends on, among other things, FDA finding our manufacturing protocol and controls, composition of the product, and the data from our completed Phase 3 clinical trials sufficient to support approval. On November 9, 2006, we completed submission of our BLA to the FDA for Provenge based upon the survival benefit seen in our completed D9901 and D9902A studies for Provenge. On March 29, 2007, FDA’s Cellular, Tissue and Gene Therapy Advisory Committee voted unanimously (17 yes, 0 no) that in its opinion that the submitted data established that Provenge is reasonably safe for the intended population and the majority (13 yes, 4 no) believed that the submitted data provided substantial evidence of the efficacy of Provenge in the intended population. On May 8, 2007, we received a Complete Response Letter from the FDA regarding our BLA. In its letter, the FDA requested additional clinical data in support of the efficacy claim contained in our BLA, as well as additional information with respect to the CMC section of the BLA. In a meeting with the FDA on May 29, 2007, we received confirmation that the FDA would accept positive final analysis of survival from our Phase 3 D9902B IMPACT study to support licensure of Provenge. Study D9902B was conducted under a Special Protocol Assessment agreement with FDA. On April 14, 2009, we announced that the IMPACT study had met its primary endpoint of overall survival and exhibited a safety profile consistent with prior studies. On April 28, 2009 at the American Urological Association annual meeting, we presented detailed results of the IMPACT study. The IMPACT study had a final enrollment of 512 patients with asymptomatic or minimally symptomatic, metastatic, castrate-resistant prostate cancer and was a multi-center, randomized, double-blind, placebo-controlled study. Final results from the IMPACT study showed that Provenge extended median survival by 4.1 months compared to placebo (25.8 months versus 21.7 months), and Provenge improved 3-year survival by 38% compared to placebo (31.7% versus 23.0%). The IMPACT study achieved a p-value of 0.032, exceeding the pre-specified level of statistical significance defined by the study’s design (p-value less than 0.043), and Provenge reduced the risk of death by 22.5% compared to placebo (HR=0.775). On October 30, 2009, we completed the amendment of our BLA with the FDA to incorporate IMPACT study results and data regarding CMC requirements not previously addressed which constituted a complete response to the CRL.

We cannot offer any assurances or predict with any certainty that the FDA will approve our amended BLA for licensure of Provenge. FDA may request Advisory Committee review of Provenge and the Advisory Committee may not recommend approval. It is possible that the final results of our IMPACT study may not meet the FDA requirements for licensure, or the FDA may determine that our manufacturing staff, methods, facilities or raw materials are insufficient to warrant licensure. Furthermore, even if we receive FDA approval, we might not be successful in commercializing Provenge. Should any of these events occur, our business would be materially harmed and the price of our common stock would likely decline.

Provenge and our other product candidates are based on novel technologies, which may raise new regulatory issues that could delay or make FDA approval more difficult.

The process of obtaining required FDA and other regulatory approvals, including foreign approvals, is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Provenge and our other investigational active cellular immunotherapies are novel; therefore, regulatory agencies may lack experience with them, which may lengthen the regulatory review process, increase our development costs and delay or prevent commercialization of Provenge and our other active immunotherapy products under development.

To date, the FDA has approved for commercial sale in the United States a drug designed to stimulate the production of antibodies against human pappiloma virus to prevent cervical cancer, but there has been no active immunotherapy approved for treating pre-existing cancer. Consequently, there is no precedent for the approval of products based on our technologies in this area.

If testing of a particular product candidate does not yield successful results, then we will be unable to commercialize that product.

Our product candidates in clinical trials must meet rigorous testing standards. We must demonstrate the safety and efficacy of our potential products through extensive preclinical and clinical testing. Clinical trials are subject to continuing oversight by governmental regulatory authorities and institutional review boards and must meet the requirements of these authorities in the United States, including those for informed consent and good clinical practices. We may not be able to comply with these requirements, which could disqualify completed or ongoing clinical trials. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of Provenge or our other product candidates, including the following:

•	safety and efficacy results from human clinical trials may show the product candidate to be less effective or safe than desired or earlier results may not be replicated in later clinical trials;

•	the results of preclinical studies may be inconclusive or they may not be indicative of results that will be obtained in human clinical trials;

•	after reviewing relevant information, including preclinical testing or human clinical trial results, we may abandon or substantially restructure programs that we might previously have believed to be promising;

•	we or the FDA or similar regulatory authorities in other countries may suspend or terminate clinical trials if the participating patients are being exposed to unacceptable health risks or for other reasons; and

•	the effects of our product candidates may not be the desired effects or may include undesirable side effects or other characteristics that interrupt, delay or cause us or the FDA to halt clinical trials or cause the FDA or foreign regulatory authorities to deny approval of the product candidate for any or all target indications.

Each phase of testing is highly regulated, and during each phase there is a risk that we will encounter serious obstacles or will not achieve our goals, and accordingly we may abandon a product in which we have invested substantial amounts of time and money. We cannot state with certainty when or whether any of our products now under development will be approved or launched; whether we will be able to develop product candidates or products; or whether any products, once launched, will be commercially successful.

Data from our completed clinical trials of Provenge that we have submitted or intend to submit in support of our BLA may not be sufficient for to support licensure by FDA or approval by other regulatory agencies outside the US. In addition, the ongoing clinical trials of Provenge or our other product candidates may not be completed as or when planned, and the FDA or other authorities may not approve any of our product candidates for commercial sale. If we fail to demonstrate the safety or efficacy of a product candidate to the satisfaction of the regulatory authorities, this will delay or prevent regulatory approval of that product candidate. Therefore, any delay in obtaining, or inability to obtain, regulatory approval of any of our product candidates could materially harm our business and cause our stock price to decline.

The FDA or its Advisory Committee may determine our clinical trials data regarding safety or efficacy are insufficient for regulatory approval.

We discuss with and obtain guidance from regulatory authorities on certain aspects of our clinical development activities. These discussions are not binding obligations on the part of regulatory authorities. Under certain circumstances, regulatory authorities may revise or retract previous guidance during the course of our clinical activities or after the completion of our clinical trials. The FDA may also disqualify a clinical trial in whole or in part from consideration in support of approval of a potential product for commercial sale or otherwise deny approval of that product. Even if we obtain successful clinical safety and efficacy data, we may be required to conduct additional, expensive trials to obtain regulatory approval. Prior to regulatory approval, the FDA may elect to obtain advice from outside experts regarding scientific issues and/or marketing applications under FDA review. These outside experts are convened through the FDA’s Advisory Committee process. An Advisory Committee will report to the FDA and make recommendations. Views of the Advisory Committee may differ from those of the FDA. Provenge was reviewed by the FDA’s Cellular, Tissue and Gene Therapies Advisory Committee on March 29, 2007. The Advisory Committee was unanimous (17 yes, 0 no) in its opinion that the submitted data established that Provenge is reasonably safe for the intended population and the majority (13 yes, 4 no) believed that the submitted data provided substantial evidence of the efficacy of Provenge in the intended population. On May 8, 2007, we received a Complete Response Letter from the FDA regarding our BLA. On March 12, 2008, the FDA agreed to an amended Special Protocol Assessment for the Phase 3 IMPACT clinical trial of Provenge and reconfirmed that they would accept a positive interim or final analysis from the IMPACT trial to amend the BLA for licensure of Provenge. On April 14, 2009, we announced that the IMPACT study had met its primary endpoint of overall survival and exhibited a safety profile consistent with prior studies. On October 30, 2009, we completed the amendment of our BLA with the FDA to incorporate IMPACT study results and data regarding CMC requirements not previously addressed which constituted a complete response to the CRL.

The FDA may determine to again convene an Advisory Committee to review our amended application. We may not obtain approval of our BLA for Provenge from the FDA because an Advisory Committee advises against it or because the FDA’s view of our BLA differs from that of an Advisory Committee. Therefore, any delay in obtaining, or inability to obtain, FDA approval of Provenge could materially harm our business and cause our stock price to decline.

We must significantly expand our operations to commercialize Provenge, and we may encounter unexpected costs or difficulties.

We will need to expand and effectively manage our operations and facilities and develop the necessary infrastructure to commercialize Provenge and pursue development of our other product candidates. We will need to further invest in our manufacturing facilities and information technology systems, develop a distribution network and hire additional personnel related to these functions. In 2006, we completed the initial phased build-out of our Morris Plains, New Jersey facility that provides manufacturing capabilities and related supporting facilities, as well as clean rooms. During 2007, we began production of Provenge at this facility for clinical use. We are currently adding manufacturing, quality control, quality assurance, marketing and sales personnel, and personnel in all other areas of our operations, including executive-level personnel, to support commercialization, which may strain our existing managerial, operational, financial and other resources. We are also investing in and proceeding with the further build-out of our Morris Plains, New Jersey facility and have entered into long-term leases for additional manufacturing facilities to be located in Atlanta, Georgia and Orange County, California. Each new facility will require review and licensure by FDA, potentially including additional inspections. If delays are incurred in the construction, qualification and FDA licensure of these facilities, our ability to commercialize Provenge could be adversely affected.

We have no experience in commercial-scale manufacturing, the management of large-scale information technology systems, or the management of a large-scale distribution network. We also have no experience in sales, marketing or distribution of products in commercial quantities. In building a sales force in anticipation of the approval and commercial launch of Provenge, we may be unable to successfully recruit an adequate number of qualified sales representatives, and may encounter difficulties in retaining a third party to provide sales, marketing or distribution resources.

If we fail to manage our growth effectively, recruit required personnel or expand our operations within our planned time and budget, our product development and commercialization efforts for Provenge or our other product candidates could be curtailed or delayed.

We may take longer to complete our clinical trials than we project, or we may not be able to complete them at all.

A number of factors, including unexpected delays in the initiation of clinical sites, slower than projected enrollment, competition with ongoing clinical trials and scheduling conflicts with participating clinicians, regulatory requirements, limits on manufacturing capacity and failure of a product candidate to meet required standards for administration to humans may cause significant delays in the completion of our clinical trials. In addition, it may take longer than we project to achieve study endpoints and complete data analysis for a trial. Even if our product candidates proceed successfully through clinical trials and receive regulatory approval, there is no guarantee that an approved product can be manufactured in commercial quantities at reasonable cost or that such a product will be successfully marketed.

We rely on academic institutions, physician practices and clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our product candidates. We have less control over the timing and other aspects of these clinical trials than if we conducted the monitoring and supervision entirely on our own. Third parties may not perform their responsibilities for our clinical trials on our anticipated schedule or consistent with a clinical trial protocol or applicable regulations. We also rely on clinical research organizations to perform much of our data management and analysis. They may not provide these services as required or in a timely manner.

Our development costs will increase if we are required to complete additional or larger clinical trials for Provenge prior to FDA approval or with respect to other product candidates. If the delays or costs are significant, our financial results and our ability to commercialize Provenge or our other product candidates will be adversely affected.

If we encounter difficulties enrolling patients in our clinical trials, our trials could be delayed or otherwise adversely affected.

Clinical trials for our product candidates may require that we identify and enroll a large number of patients with the disease under investigation. We may not be able to enroll a sufficient number of patients, or those with required or desired characteristics to achieve diversity in a study, to complete our clinical trials in a timely manner. We have in the past experienced some difficulty in enrollment in our clinical trials due to the criteria specified for eligibility for these trials, and we may encounter these difficulties in our ongoing clinical trials for Provenge or our other product candidates.

Patient enrollment is affected by factors including:

•	design of the trial protocol;

•	the size of the patient population;

•	eligibility criteria for the study in question;

•	perceived risks and benefits of the product candidate under study;

•	availability of competing therapies and clinical trials;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment; and

•	proximity and availability of clinical trial sites for prospective patients.

If we have difficulty enrolling a sufficient number or diversity of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing or planned clinical trials, either of which could have a negative effect on our business.

Risks Relating to our Financial Position and Operations

We have a history of operating losses. We expect to continue to incur losses for the near future, and we may never become profitable.

At September 30, 2009, we had an accumulated deficit of $750.9 million, of which $137.0 million relates to the current fair value of our warrant liability. We do not have any products that generate revenue from commercial product sales. Operating losses have resulted principally from costs incurred in pursuing our research and development programs, clinical trials, manufacturing, and general and administrative expenses in support of operations. We do not expect to achieve commercial product sales until and unless the FDA approves Provenge for commercial sale. We expect to incur additional operating losses over the next several years, and these losses may increase significantly as we continue preclinical research and clinical trials, apply for regulatory approvals, expand our operations and develop the manufacturing and marketing infrastructure to support commercialization of Provenge and our other potential product candidates. These losses have caused and losses will continue to cause our stockholders’ equity and working capital to decrease. We may not be successful in commercializing any of our product candidates. Even if we are able to successfully commercialize Provenge or other products, because of the numerous risks and uncertainties associated with commercialization of a biologic, we are unable to predict when we will become profitable, if at all. Even if we do produce revenues and achieve profitability, we may not be able to maintain or increase profitability.

We are likely to require additional funding, and our future access to capital is uncertain.

It is expensive to develop and commercialize cancer immunotherapy, monoclonal antibody and small molecule product candidates. We plan to continue to simultaneously conduct clinical trials and preclinical research for a number of product candidates. Our product development efforts may not lead to commercial products, either because our product candidates fail to be found safe or effective in clinical trials or because we lack the necessary financial or other resources or relationships to pursue our programs through commercialization. Even if commercialized, a product may not achieve revenues that exceed the costs of producing and selling it. Our capital and future cash flow may not be sufficient to support the expenses of our operations and we may need to raise additional capital depending on a number of factors, including the following:

•	the costs of developing the manufacturing, marketing and other supporting resources and systems to support FDA licensure of Provenge;

•	our timetable and costs for the development of marketing, manufacturing, information technology and other necessary infrastructure and preparatory activities related to the commercialization of Provenge;

•	the rate of progress and cost of our research and development and clinical trial activities;

•	the introduction into the marketplace of competing products and other adverse market developments; and

•	whether we enter into a collaboration for the commercialization of Provenge.

We may not be able to obtain additional financing on favorable terms or at all. If we are unable to raise additional funds, we may have to delay, reduce or eliminate some of our clinical trials and our development programs and infrastructure build-out. If we raise additional funds by issuing equity or equity-linked securities, further dilution to our existing stockholders will result. In addition, the expectation of future dilution as a result of our offering of securities convertible into equity securities may cause our stock price to decline.

Difficulties we may encounter managing our growth may divert resources and limit our ability to successfully expand our operations.

We are engaged in a period of rapid and substantial growth and the anticipated continued growth in the future will place a strain on our clinical, administrative and operational infrastructure. We will need to continue to manage multiple locations and additional relationships with various collaborative partners, suppliers and other third parties. Our ability to manage our operations and growth effectively requires us to hire additional management and other personnel and to continue to improve our reporting systems and procedures as well as our operational, financial and management controls. We may not be able to effectively manage a rapid pace of growth and timely implement improvements to our management information and control systems. Any failure by us to appropriately monitor and manage our business growth could cause one or more of our initiatives to fail to meet its goals, thus harming our business and near term prospects.

Our indebtedness could adversely affect our financial condition.

In June and July 2007, we sold an aggregate of $85.25 million in convertible senior subordinated notes (the “Notes”), which bear interest annually at the rate of 4.75 percent. As of September 30, 2009, an aggregate of $52.5 million in aggregate principal amount of the Notes remained outstanding. Our indebtedness and annual debt service requirements may adversely impact our business, operations and financial condition in the future. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to raise additional funds by borrowing or engaging in equity sales in order to fund future working capital, capital expenditures, research and development and other general corporate requirements;

•	require us to dedicate a substantial portion of our cash to service payments on our debt; or

•	limit our flexibility to react to changes in our business and the industry in which we operate or to pursue certain strategic opportunities that may present themselves.

Our stockholders may be diluted by the conversion of our outstanding convertible notes.

The holders of the Notes may choose at any time to convert their Notes into common stock prior to maturity in June 2014. The Notes are convertible into our common stock, initially at the conversion price of $10.28 per share, equal to a conversion rate of approximately 97.2644 shares per $1,000 principal amount of the Notes. The number of shares of common stock issuable upon conversion of the Notes, and therefore the dilution of existing common stockholders, could increase under certain circumstances described in the indenture under which the Notes were issued. Conversion of our Notes would result in issuance of additional shares of common stock, diluting existing common stockholders.

We may elect to issue additional shares of our common stock or other securities that may be convertible into our common stock, which could result in further dilution to our existing stockholders.

The Notes may be exchanged for shares of our common stock upon certain conditions. On October 11, 2007, we entered into an equity line of credit arrangement with Azimuth Opportunity Ltd. (“Azimuth”). We entered into a Common Stock Purchase Agreement with Azimuth (the “Common Stock Purchase Agreement”), which we amended in October 2008 and February 2009. As amended, the Common Stock Purchase Agreement provides that, upon the terms and subject to the conditions set forth therein, Azimuth is committed to purchase up to $130,000,000 of our common stock over the approximately 36-month term of the Common Stock Purchase Agreement. On October 10, 2008, we issued 3,610,760 shares of our common stock to Azimuth and received net proceeds of approximately $19.8 million pursuant to the Common Stock Purchase Agreement in the first draw down under our equity line of credit arrangement. We also have outstanding warrants to purchase an aggregate of 8,000,000 shares of common stock at an exercise price of $20.00 per share, which are exercisable at any time prior to April 8, 2015.

Future sales of our common stock will depend primarily on the market price of our common stock, the terms we may receive upon the sale of debt or convertible securities, the interest in our company by institutional investors and our cash needs. In addition, we may register additional equity, debt, or other convertible securities with the SEC for sale in the future. Each of our issuances of common stock or securities convertible into common stock to investors under a registration statement or otherwise will proportionately decrease our existing stockholders’ percentage ownership of our total outstanding equity interests and may reduce our stock price.

Risks Related to Regulation of our Industry

The industry within which we operate and our business is subject to extensive regulation, which is costly, time consuming and may subject us to unanticipated delays.

Our business, including preclinical studies, clinical trials and manufacturing, is subject to extensive regulation by the FDA and comparable authorities outside the United States. Preclinical studies involve laboratory evaluation of product characteristics and animal studies to assess the efficacy and safety of a potential product. The FDA regulates preclinical studies under a series of regulations called the Good Laboratory Practices. If we violate these regulations, the FDA, in some cases, may not accept the studies and require that we replicate those studies.

An IND must become effective before human clinical trials may commence. The IND application is automatically effective 30 days after receipt by the FDA unless, before that time, the FDA raises concerns or questions about the product’s safety profile or the design of the trials as described in the application. In the latter case, any outstanding concerns must be resolved with the FDA before clinical trials can proceed. Thus, the submission of an IND may not result in FDA authorization to commence clinical trials in any given case. After authorization is received, the FDA retains the authority to place the IND, and clinical trials under that IND, on clinical hold. If we are unable to commence clinical trials or clinical trials are delayed indefinitely, we would be unable to develop our product candidates and our business could be materially harmed.

Commercialization of our product candidates in the United States requires FDA approval, which may not be granted, and foreign commercialization requires similar approvals.

As developers of pharmaceutical and therapeutic biologic product candidates we are subject to and must comply with comprehensive regulation by the FDA, other regulatory agencies in the United States and comparable regulatory authorities in other countries. In the United States, the FDA administers requirements covering the testing, approval, safety, effectiveness, manufacturing, labeling and marketing of therapeutic treatments including biologics. In many cases, the FDA requirements have increased the amount of time and money necessary to develop new products and bring them to market in the United States. The FDA has substantial discretion to require additional testing, to delay or withhold registration and marketing approval and to mandate product withdrawals. The FDA can delay, limit or withhold approval of a product candidate for many reasons, including the following:

•	a product candidate may not demonstrate sufficient safety or efficacy in treatment;

•	the FDA may determine that certain aspects of the clinical testing, manufacture, or quality control are not in compliance with the regulations;

•	the FDA may interpret data from preclinical testing and clinical trials in different ways than we interpret the data or may require additional and/or different categories of data than what we obtained in our clinical trials;

•	the FDA may require additional information about the efficacy, safety, purity, stability, identity or functionality of a product candidate;

•	the FDA may not approve our manufacturing processes or facilities or the processes or facilities of our contract manufacturers; and

•	the FDA may change its approval policies or adopt new regulations that impact our business.

Our failure to obtain approval, significant delays in the approval process, or our failure to maintain approval in any jurisdiction will prevent us from selling a product in that jurisdiction and receiving product sales revenues. Any product and its manufacturer will continue to be subject to strict regulations after approval, including but not limited to, manufacturing, quality control, labeling, packaging, adverse event reporting, storage, advertising, promotion and record-keeping requirements. Any problems with an approved product, including the later exhibition of adverse effects or any violation of regulations could result in restrictions on the product, including its withdrawal from the market, which could materially harm our business. The process of obtaining approvals in foreign countries is subject to delay and failure for many of the same reasons.

Failure to comply with foreign regulatory requirements governing human clinical trials and marketing approval for product candidates could prevent us from selling our products in foreign markets, which may adversely affect our operating results and financial condition.

The requirements governing the conduct of clinical trials, manufacturing, testing, control, product registration and approvals, pricing and reimbursement outside the United States vary greatly from country to country. In addition, the time required to obtain approvals outside the United States may differ significantly from that required to obtain FDA approval. We may not obtain foreign regulatory approvals on the timeframe we may desire, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and foreign regulatory authorities could require additional testing. Failure to comply with these regulatory requirements or obtain required approvals could impair our ability to develop foreign markets for our products and may have a material adverse effect on our business and future prospects.

Even if approved, Provenge and any other product we may commercialize and market may be subject to promotional limitations.

We may not be able to obtain the labeling claims necessary or desirable for the promotion of our products. FDA has the authority to impose significant restrictions on an approved product through the product label and allowed advertising, promotional, and distribution activities. The FDA also may approve a product for fewer indications than are requested or may condition approval on the performance of post-approval clinical studies. We may also be required to undertake post-marketing clinical trials. There may be monetary penalties if post-approval requirements are not fulfilled. If the results of such post-marketing studies are not satisfactory, the FDA may withdraw marketing authorization or may condition continued marketing on commitments from us that may be expensive and/or time consuming to fulfill. Even if we receive FDA and other regulatory approvals, if we or others identify adverse side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our products, additional clinical trials, changes in labeling of our products and additional marketing applications may be required.

The availability and amount of reimbursement for our product candidates and the manner in which government and private payers may reimburse for our potential products is uncertain.

In many of the markets where we may do business in the future, the prices of pharmaceutical products are subject to direct price controls pursuant to applicable law or regulation and to drug reimbursement programs with varying price control mechanisms.

We expect that many of the patients who seek treatment with Provenge or any other of our products that are approved for marketing will be eligible for Medicare benefits. Other patients may be covered by private health plans or uninsured. The Medicare program is administered by the Centers for Medicare & Medicaid Services (“CMS”), an agency within the U.S. Department of Health and Human Services. Coverage and reimbursement for products and services under Medicare are determined pursuant to regulations promulgated by CMS and pursuant to CMS’s subregulatory coverage and reimbursement determinations. It is difficult to predict how CMS may apply those regulations and subregulatory determinations to newly approved products, especially novel products such as ours, and those regulations and interpretive determinations are subject to change.

Moreover, the methodology under which CMS makes coverage and reimbursement determinations is subject to change, particularly because of budgetary pressures facing the Medicare program. For example, the Medicare Prescription Drug, Improvement, and Modernization Act (the “Medicare Modernization Act”), enacted in December 2003, provides for a change in reimbursement methodology that reduces the Medicare reimbursement rates for many drugs, including oncology therapeutics, which may adversely affect reimbursement for Provenge, if it is approved for sale, or our other product candidates. If we are unable to obtain or retain adequate levels of reimbursement from Medicare or from private health plans, our ability to sell Provenge and our other potential products will be adversely affected. Medicare regulations and interpretive determinations also may determine who may be reimbursed for certain services. This may adversely affect our ability to market or sell Provenge or our other potential products, if approved.

Federal, state and foreign governments continue to propose legislation designed to contain or reduce health care costs. Legislation and regulations affecting the pricing of products like our potential products may change further or be adopted before Provenge or any of our potential products are approved for marketing. It is difficult to predict which, if any, of these proposals will be enacted, and, if so, when. Cost control initiatives by governments or third party payers could decrease the price that we receive for any one or all of our potential products or increase patient coinsurance to a level that makes Provenge and our other products under development unaffordable.

In addition, government and private health plans persistently challenge the price and cost-effectiveness of therapeutic products. Accordingly, these third parties may ultimately not consider Provenge or any or all of our products under development to be cost-effective, which could result in products not being covered under their health plans or covered only at a lower price. Any of these initiatives or developments could prevent us from successfully marketing and selling any of our potential products. We are unable to predict what impact the Medicare Modernization Act or other future regulation or third party payer initiatives, if any, relating to reimbursement for Provenge or any of our other potential products will have on sales of Provenge or those other product candidates, if any of them are approved for sale.

In the European Union, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of such products to consumers. The approach taken varies from member state to member state. Some jurisdictions operate positive and/or negative list systems under which products may only be marketed once a reimbursement price has been agreed. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products, as exemplified by the role of the National Institute for Health and Clinical Excellence in the United Kingdom which evaluates the data supporting new medicines and passes reimbursement recommendations to the government. In addition, in some countries cross-border imports from low-priced markets (parallel imports) exert commercial pressure on pricing within a country. All of these factors could adversely impact our ability to successfully commercialize product candidates in these jurisdictions.

The pharmaceutical industry is subject to significant regulation and oversight in the United States.

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical and medical device industries in recent years. These laws include antikickback statutes and false claims statutes.

The Federal Health Care Program Antikickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for purchasing, leasing, ordering, or arranging for the purchase, lease, or order of any health care item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from antikickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Recently, several pharmaceutical and other health care companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the company’s marketing of the product for unapproved, and thus non-reimbursable, uses. The majority of states also have statutes or regulations similar to the federal antikickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines and imprisonment.

Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of these laws, which could have a material adverse effect on our business, financial condition and results of operations.

Multi-jurisdictional regulations, including those establishing our ability to price products, may negatively affect our sales and profit margins.

We expect to face pricing pressure globally from managed care organizations, institutions and government agencies and programs that could negatively affect the sales and profit margins for Provenge or any other of our products that are approved for marketing. For example, in the United States, the Medicare Modernization Act contains a prescription drug benefit for individuals who are eligible for Medicare. The prescription drug benefit became effective on January 1, 2006 and has resulted in increased use of generics and increased purchasing power of those negotiating on behalf of Medicare recipients, which in turn may result in increased pricing pressure on our products.

In addition to legislation concerning price controls, other trends could adversely affect our sales and profit margins. These trends include legislative or regulatory action relating to health care reform initiatives, drug importation legislation and involuntary approval of medicines for over-the-counter use. These trends also include non-governmental initiatives and practices such as consolidation among customers, managed care practices and health care costs containment.

Risks Relating to Manufacturing and Marketing Activities

We have limited commercial or other large-scale manufacturing experience.

To be successful, our product candidates, including Provenge, must be capable of being manufactured in sufficient quantities, in compliance with regulatory requirements and at an acceptable cost. We have limited commercial or other large-scale manufacturing experience. We currently rely on third parties for certain aspects of the commercial and clinical trial manufacture of Provenge and its components and our other product candidates. A limited number of contract manufacturers are capable of manufacturing the components of Provenge or the final manufacture of Provenge. If we encounter delays or difficulties with manufacturers and cannot manufacture the contracted components or product candidate ourselves, we may not be able to conduct clinical trials as planned or to meet demand for Provenge, if it is approved, any of which could materially harm our business. Expansion of our production capabilities or facilities might also require reexamination of our manufacturing processes and approval by the FDA and similar agencies outside of the United States.

In addition to increased production efforts, we may make manufacturing changes to the components or to the manufacturing process for Provenge. These changes could result in delays in the development or regulatory approval of Provenge or in reduction or interruption of commercial sales, in the event Provenge is approved, any of which could materially harm our business. We will be required to demonstrate product comparability for each manufacturing site. The FDA may require additional testing beyond what we propose.

We intend to rely on results of preclinical studies and clinical trials performed using the form of the product candidate produced using the prior formulation or production method or at the prior scale. Depending upon the type and degree of differences between manufacturing processes or component substitutions for a product candidate, we may be required to conduct additional studies or clinical trials to demonstrate that the new method or methods or substitute component or product candidate is sufficiently similar to the previously produced material.

We need to rapidly expand our manufacturing facilities to meet anticipated demand for Provenge in the event of licensure by the FDA.

In 2006, we completed the initial phase of the build-out for our New Jersey Facility. During 2007, we began production of Provenge at the New Jersey facility for clinical use. We are currently expanding our manufacturing facilities, and during July and August 2009 we signed leases for new manufacturing facilities to be located in Atlanta, Georgia and Orange County, California, and commenced the Phase II and Phase III build-out to add capacity to our Morris Plains, New Jersey facility. The costs of expansion of our facilities and investment in related equipment has been and will continue to be a very significant expenditure for us during 2009 and 2010. In order to commercialize Provenge, in the event of licensure by the FDA, we will need to hire and train a significant number of employees and comply with applicable regulations for our facilities, which are extensive. In addition to the monetary costs of expansion of our manufacturing capabilities, the facilities build-out requires significant time and attention of our executive management. In pursuing rapid expansion, we must continue to monitor quality and effective controls, or we risk possible delays in approval of the facilities by the FDA for commercial manufacturing.

We and our contract manufacturers are subject to significant regulation with respect to manufacturing of our products.

All of those involved in the preparation of a therapeutic drug for clinical trials or commercial sale, including our existing contract manufacturer for the Antigen Delivery Cassette used in Provenge, and clinical trial investigators, are subject to extensive regulation by the FDA. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with Current Good Manufacturing Practices (cGMP), a series of complex regulations. These regulations govern manufacturing processes and procedures and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Our facilities and quality systems and the facilities and quality systems of some or all of our third party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of FDA approval of Provenge or any of our other potential products. In addition, the FDA may, at any time, audit or inspect a manufacturing facility involved with the preparation of Provenge or our other potential products or the associated quality systems for compliance with the regulations applicable to the activities being conducted. The FDA also may, at any time following approval of a product for sale, audit our manufacturing facilities or those of our third party contractors. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of our product specifications or applicable regulation occurs independent of such an inspection or audit, we or the FDA may require remedial measures that may be costly and/or time consuming for us or a third party to implement and that may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon us or third parties with whom we contract could materially harm our business.

We may initially be unable to successfully manufacture Provenge, if approved for marketing, in quantities sufficient to fulfill patient demand.

To date, our product candidates have been manufactured in small quantities for preclinical and clinical trials. If Provenge, our most advanced product candidate, is approved for licensure by the FDA, we will need to manufacture the product in significantly larger quantities. Due to the lengthy lead time in building out and qualifying a manufacturing facility for the production of a biologic, we may experience constraints in our ability to initially manufacture Provenge in sufficient quantities to satisfy market demand. At present, our New Jersey Facility is built-out to one quarter of capacity, which we presently believe will be insufficient to satisfy the anticipated market demand for Provenge. The build-out of Phase II and Phase III of the New Jersey Facility will not be complete until April 2010, following which we will need to validate the expanded facility and have it inspected by the FDA. The new manufacturing facilities in Atlanta, Georgia and Orange County, California will also require build-out, validation studies and inspection by the FDA prior to commercial use.

We may in the future experience difficulties and delays in the manufacturing of our products, which may harm our business and future prospects.

In addition to capacity constraints, we may experience difficulties and delays inherent in manufacturing our products that could lead to manufacturing shutdowns, product shortages or delays in product manufacturing, such as:

•	construction delays related to the construction of planned and future facilities or the expansion of these facilities;

•	failure of us or any of our vendors or suppliers to comply with cGMP and other applicable regulations and quality assurance guidelines; and

•	changes in facility sites and limits to manufacturing capacity due to regulatory requirements, or physical limitations that could impact continuous supply.

Our product candidates require precise, high-quality manufacturing. The failure to achieve and maintain these high manufacturing standards, including the incidence of manufacturing errors, could result in product shortages, patient injury, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously hurt our business and reputation.

We use hazardous materials in our business and must comply with environmental laws and regulations, which can be expensive.

Our operations produce hazardous waste products, including chemicals and radioactive and biological materials. We are subject to a variety of federal, state and local laws and regulations relating to the use, handling, storage and disposal of these materials. Although we believe that our safety procedures for handling and disposing of these materials complies with the standards prescribed by state and federal laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. We generally contract with third parties for the disposal of such substances and store our low level radioactive waste at our facilities until the materials are no longer considered radioactive. We may be required to incur further costs to comply with current or future environmental and safety laws and regulations. In addition, in the event of accidental contamination or injury from these materials, we could be held liable for any damages that result and any such liability could exceed our resources.

Risks from Competitive Factors

Our competitors may develop and market products that are less expensive, more effective, safer or reach the market sooner, which may diminish or eliminate the commercial success of any products we may commercialize.

Competition in the cancer therapeutics field is intense and is accentuated by the rapid pace of advancements in product development. We anticipate that we will face increased competition in the future as new companies enter our markets. Some competitors are pursuing a product development strategy competitive with ours. Certain of these competitive products may be in a more advanced stage of product development and clinical trials. In addition, we compete with other clinical-stage companies and institutions for clinical trial participants, which could reduce our ability to recruit participants for our clinical trials. Delay in recruiting clinical trial participants could adversely affect our ability to bring a product to market prior to our competitors. Further, research and discoveries by others may result in breakthroughs that render Provenge or our other potential products obsolete even before they begin to generate any revenue.

There are products currently under development by other companies and organizations that could compete with Provenge or other products that we are developing. Products such as chemotherapeutics, androgen metabolism or androgen receptor antagonists, endothelin A receptor antagonists, antisense compounds, angiogenesis inhibitors and gene therapies for cancer are also under development by a number of companies and could potentially compete with Provenge and our other product candidates. A chemotherapeutic, Taxotere® (docetaxel) Injection Concentrate, was approved by the FDA in 2004 for the therapeutic treatment of metastatic, androgen-independent prostate cancer. In addition, many universities and private and public research institutes may become active in cancer research, which may be in direct competition with us.

Some of our competitors in the cancer therapeutics field have substantially greater research and development capabilities and manufacturing, marketing, financial and managerial resources than we do. In addition, our competitors may obtain patent protection or FDA approval and commercialize products more rapidly than we do, which may impact future sales of our products. If we are permitted by the FDA to commence commercial sales of products, we will also be competing with respect to marketing capabilities and manufacturing efficiency, areas in which we have limited or no experience. We expect that competition among products approved for sale will be based, among other things, on product efficacy, price, safety, reliability, availability, patent protection, and sales, marketing and distribution capabilities. Our profitability and financial position will suffer if our products receive regulatory approval, but cannot compete effectively in the marketplace. In addition, future legislation may impact our competitive position in the event brand-name and follow-on biologics do not receive adequate patent protection.

Our products may not be accepted in the marketplace; therefore, we may not be able to generate significant revenue, if any.

Even if Provenge or any of our other potential products is approved and sold, physicians and the medical community may not ultimately use it or may use it only in applications more restricted than we expect. Our products, if successfully developed, will compete with a number of traditional products and immunotherapies manufactured and marketed by major pharmaceutical and other biotechnology companies. Our products will also compete with new products currently under development by such companies and others. Physicians will only prescribe a product if they determine, based on experience, clinical data, side effect profiles and other factors, that it is beneficial and preferable to other products currently in use. Many other factors influence the adoption of new products, including marketing and distribution restrictions, course of treatment, adverse publicity, product pricing, the views of thought leaders in the medical community, and reimbursement by government and private third party payers.

Failure to retain key personnel could impede our ability to develop our products and to obtain new collaborations or other sources of funding.

We depend, to a significant extent, on the efforts of our key employees, including senior management and senior scientific, clinical, regulatory and other personnel. The development of new therapeutic products requires expertise from a number of different disciplines, some of which are not widely available.

We depend upon our scientific staff to discover new product candidates and to develop and conduct preclinical studies of those new potential products. Our clinical and regulatory staff is responsible for the design and execution of clinical trials in accordance with FDA requirements and for the advancement of our product candidates toward FDA approval and submission of data supporting approval. The quality and reputation of our scientific, clinical and regulatory staff, especially the senior staff, and their success in performing their responsibilities, may directly influence the success of our product development programs. In addition, our Chief Executive Officer and other executive officers are involved in a broad range of critical activities, including providing strategic and operational guidance. The loss of these individuals, or our inability to retain or recruit other key management and scientific, clinical, regulatory and other personnel, may delay or prevent us from achieving our business objectives. We face intense competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations.

Risks Relating to Collaboration Arrangements and Reliance on Third Parties

If we fail to enter into any needed collaboration agreements for our product candidates, we may be unable to commercialize them effectively or at all.

To successfully commercialize Provenge, we will need substantial financial resources and we will need to develop or access expertise and physical resources and systems, including expanding our manufacturing facilities, a distribution network, an information technology platform and sales and marketing and other resources that we currently do not have or may be in the process of developing. We may elect to develop some or all of these physical resources and systems and expertise ourselves or we may seek to collaborate with another company that can provide some or all of such physical resources and systems as well as financial resources and expertise. We have recently completed the due diligence process with a number of companies in connection with our efforts to find a commercialization partner for Provenge outside the United States. We are currently discussing various structures for a partnership arrangement with several potential partners. Such collaborations are complex and any potential discussions may not result in a definitive agreement for many reasons. For example, whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration, and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of our Provenge clinical trials, the potential market for Provenge, the costs and complexities of manufacturing and delivering Provenge to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. If we were to determine that a collaboration for Provenge is necessary and were unable to enter into such a collaboration on acceptable terms, we might elect to delay or scale back the commercialization of Provenge in order to preserve our financial resources or to allow us adequate time to develop the required physical resources and systems and expertise ourselves.

If we enter into a collaboration agreement we consider acceptable, the collaboration may not proceed as quickly, smoothly or successfully as we plan. The risks in a collaboration agreement for Provenge include the following:

•	the collaborator may not apply the expected financial resources or required expertise in developing the physical resources and systems necessary to successfully commercialize Provenge;

•	the collaborator may not invest in the development of a sales and marketing force and the related infrastructure at levels that ensure that sales of Provenge reach their full potential;

•	disputes may arise between us and a collaborator that delay the commercialization of Provenge or adversely affect its sales or profitability; or

•	the collaborator may independently develop, or develop with third parties, products that could compete with Provenge.

With respect to a collaboration for Provenge or any of our other product candidates, we are dependent on the success of our collaborators in performing their respective responsibilities and the continued cooperation of our collaborators. Our collaborators may not cooperate with us to perform their obligations under our agreements with them. We cannot control the amount and timing of our collaborators’ resources that will be devoted to activities related to our collaborative agreements with them. Our collaborators may choose to pursue existing or alternative technologies in preference to those being developed in collaboration with us. Disputes may arise between us and our collaborators that delay the development and commercialization of our product candidates. In addition, a collaborator for Provenge may have the right to terminate the collaboration at its discretion. Any termination may require us to seek a new collaborator, which we may not be able to do on a timely basis, if at all, or require us to delay or scale back the commercialization efforts. The occurrence of any of these events could adversely affect the commercialization of Provenge and materially harm our business and stock price by delaying the date on which sales of the product may begin, if it is approved by the FDA, by slowing the pace of growth of such sales, by reducing the profitability of the product or by adversely affecting the reputation of the product in the market.

Reliance on third party relationships and outsourcing arrangements could adversely affect our business.

We presently, and may in the future, depend on third parties, including suppliers, alliances with other companies and third party service providers, for key aspects of our business supporting the development, manufacture and commercialization of our products and support for our information technology systems and other systems infrastructure. Failure of these third parties to meet their contractual, regulatory and other obligations or the development of factors that materially disrupt the relationships between us and these third parties, could have a material adverse effect on our business.

We must rely at present on relationships with third-party contract manufacturers for components used in our products, which will limit our ability to control the availability of, and manufacturing costs for, our product candidates in the near-term.

We will rely upon contract manufacturers for components of Provenge for commercial sale, if it is approved for sale. Problems with any of our or our contract manufacturers’ facilities or processes could result in failure to produce or a delay in production of adequate supplies of antigen, components or finished Provenge. This could delay or reduce commercial sales and materially harm our business. Any prolonged interruption in the operations of our or our contract manufacturers’ facilities could result in cancellation of shipments, loss of components in the process of being manufactured or a shortfall in availability of a product. A number of factors could cause interruptions, including the inability of a supplier to provide raw materials, equipment malfunctions or failures, damage to a facility due to natural disasters, changes in FDA regulatory requirements or standards that require modifications to our manufacturing processes, action by the FDA or by us that results in the halting or slowdown of production of components or finished product due to regulatory issues, a contract manufacturer going out of business or failing to produce product as contractually required or other similar factors. Because manufacturing processes are highly complex and are subject to a lengthy FDA approval process, alternative qualified production capacity may not be available on a timely basis or at all. Difficulties or delays in our contract manufacturers’ manufacturing and supply of components could delay our clinical trials, increase our costs, damage our reputation and, for Provenge, if it is approved for sale, cause us to lose revenue or market share if we are unable to timely meet market demands.

Further, if our contract manufacturers are not in compliance with regulatory requirements at any stage, including post-marketing approval, we may be fined, forced to remove a product from the market and/or experience other adverse consequences, including delays, which could materially harm our business.

We rely on single source vendors for some key components for our active immunotherapy product candidates, which could impair our ability to manufacture and supply our products.

We currently depend on single source vendors for some of the components for our active immunotherapy candidates. We have entered into a long-term contract with Diosynth for production of the antigen used in the preparation of Provenge, which relationship is not readily replaceable. If we were unable to obtain sufficient quantity of the antigen from Diosynth when and as needed, it is uncertain whether alternative sources could be developed. Should the FDA approve Provenge for licensure, any production shortfall on the part of Diosynth that impairs the supply of the antigen to us would have a material adverse effect on our business, financial condition and results of operations.

Risks in Protecting our Intellectual Property

If we are unable to protect our proprietary rights or to defend against infringement claims, we may not be able to compete effectively or operate profitably.

We invent and develop technologies that are the basis for or incorporated in our potential products. We protect our technology through United States and foreign patent filings, trademarks and trade secrets. We have issued patents, and applications for United States and foreign patents in various stages of prosecution. We expect that we will continue to file and prosecute patent applications and that our success depends in part on our ability to establish and defend our proprietary rights in the technologies that are the subject of issued patents and patent applications.

The fact that we have filed a patent application or that a patent has issued, however, does not ensure that we will have meaningful protection from competition with regard to the underlying technology or product. Patents, if issued, may be challenged, invalidated, declared unenforceable or circumvented or may not cover all applications we may desire. While we have a number of patents that cover our composition, use and manufacture of Provenge, one of our issued patents is currently under re-examination by the U.S. Patent Office. The outcome of re-examination proceedings in general is unpredictable, and as a result some or all of the claims of the patent may be confirmed, modified or cancelled. In addition, our pending patent applications as well as those we may file in the future may not result in issued patents. Patents may not provide us with adequate proprietary protection or advantages against competitors with, or who could develop, similar or competing technologies or who could design around our patents.

We also rely on trade secrets and know-how that we seek to protect, in part, through confidentiality agreements. Our policy is to require our officers, employees, consultants, contractors, manufacturers, outside scientific collaborators and sponsored researchers and other advisors to execute confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties except in specific limited circumstances. We also require signed confidentiality agreements from companies that receive our confidential data. For employees, consultants and contractors, we require confidentiality agreements providing that all inventions conceived while rendering services to us shall be assigned to us as our exclusive property. It is possible, however, that these parties may breach those agreements, and we may not have adequate remedies for any breach. It is also possible that our trade secrets or know-how will otherwise become known to or be independently developed by competitors.

We are also subject to the risk of claims, whether meritorious or not, that our immunotherapy candidates infringe or misappropriate third party intellectual property rights. If we are found to infringe or misappropriate third party intellectual property, we could be required to seek a license or discontinue our products or cease using certain technologies or delay commercialization of the affected product or products, and we could be required to pay substantial damages, which could materially harm our business.

We may be subject to litigation with respect to the ownership and use of intellectual property that will be costly to defend or pursue and uncertain in its outcome.

Our business may bring us into conflict with our licensees, licensors or others with whom we have contractual or other business relationships, or with our competitors or others whose interests differ from ours. If we are unable to resolve those conflicts on terms that are satisfactory to all parties, we may become involved in litigation brought by or against us. That litigation is likely to be expensive and may require a significant amount of management’s time and attention, at the expense of other aspects of our business.

Litigation relating to the ownership and use of intellectual property is expensive, and our position as a relatively small company in an industry dominated by very large companies may cause us to be at a disadvantage in defending our intellectual property rights and in defending against claims that our immunotherapy candidates infringe or misappropriate third party intellectual property rights. Even if we are able to defend our position, the cost of doing so may adversely affect our profitability. We have not yet experienced patent litigation. This may reflect, however, the fact that we have not yet commercialized any products. We may in the future be subject to such litigation and may not be able to protect our intellectual property at a reasonable cost if such litigation is initiated. The outcome of litigation is always uncertain, and in some cases could include judgments against us that require us to pay damages, enjoin us from certain activities or otherwise affect our legal or contractual rights, which could have a significant adverse effect on our business.

We are exposed to potential product liability claims, and insurance against these claims may not be available to us at a reasonable rate in the future.

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing, marketing and sale of therapeutic products. We have clinical trial insurance coverage, and we intend to obtain commercial product liability insurance coverage prior to any commercial product sales. However, this insurance coverage may not be adequate to cover claims against us or available to us at an acceptable cost, if at all. Regardless of their merit or eventual outcome, product liability claims may result in decreased demand for a product, injury to our reputation, withdrawal of clinical trial volunteers and loss of revenues. Thus, whether or not we are insured, a product liability claim or product recall may result in losses that could be material.

Risks Relating to an Investment in Our Common Stock

We are currently subject to certain pending litigation and a stockholder demand and may be subject to similar claims in the future.

Four proposed securities class action suits have been filed in the United States District Court for the Western District of Washington, which the Court has consolidated and which name our company, our Chief Executive Officer and one of our executive officers, and purport to state claims for securities law violations stemming from our disclosures related to Provenge and the FDA’s actions regarding our pending BLA for Provenge. A similar suit, not a class action but asserting the same claims, has also been filed in the same court. A derivative suit has also been filed in the State of Washington against our Chief Executive Officer and all of the members of our board of directors, and us as a nominal defendant, alleging breaches of fiduciary duties and failure to control the alleged wrongful actions of our company. In addition, we have received letters from counsel for two of our stockholders, demanding our board of directors investigate certain allegations of wrongful disclosure and insider trading stemming from our disclosures regarding our communications with the FDA during the first half of 2007, pertaining to our Provenge BLA. It is possible that additional suits will be filed, or allegations received from stockholders, with respect to these same matters and also naming our company and/or our executive officers and directors. We cannot predict the outcome of any of these suits. Monitoring and defending against legal actions, whether or not meritorious, and considering stockholder demands, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, legal fees and costs incurred in connection with such activities are costly. We are not currently able to estimate the possible cost to us from these matters, as these suits are currently at an early stage and we cannot be certain how long it may take to resolve these matters or the possible amount of any damages that we may be required to pay. We have not established any reserves for any potential liability relating to the suits or other claims related to the same matters. It is possible that we could, in the future, incur judgments or enter into settlements of claims for monetary damages. A decision adverse to our interests on these actions or resulting from these matters, could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position.

Market volatility may affect our stock price, and the value of an investment in our common stock may be subject to sudden decreases.

The trading price for our common stock has been, and we expect it to continue to be, volatile. The price at which our common stock trades depends on a number of factors, including the following, many of which are beyond our control:

•	timing and the final outcome of FDA review of our BLA for Provenge;

•	the progression and tenor of our discussions with the FDA regarding our BLA for Provenge;

•	preclinical and clinical trial results and other product development activities;

•	our historical and anticipated operating results, including fluctuations in our financial and operating results;

•	changes in government regulations affecting product approvals, reimbursement or other aspects of our or our competitors’ businesses;

•	announcements of technological innovations or new commercial products by us or our competitors;

•	developments concerning our key personnel and intellectual property rights;

•	announcements regarding significant collaborations or strategic alliances;

•	publicity regarding actual or potential performance of products under development by us or our competitors;

•	market perception of the prospects for biotechnology companies as an industry sector; and

•	general market and economic conditions.

In addition, during periods of extreme stock market price volatility, share prices of many biotechnology companies have often fluctuated in a manner not necessarily related to their individual operating performance. Accordingly, our common stock may be subject to greater price volatility than the stock market as a whole.

Anti-takeover provisions in our charter documents and under Delaware law and our stockholders’ rights plan could make an acquisition of us, which may be beneficial to our stockholders, more difficult.

Provisions of our amended and restated certificate of incorporation, as amended (“certificate of incorporation”) and amended and restated bylaws (“bylaws”) will make it more difficult for a third party to acquire us on terms not approved by our board of directors and may have the effect of deterring hostile takeover attempts. Our certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of preferred stock, of which 1,000,000 shares have been designated as “Series A Junior Participating Preferred Stock,” and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of our common stock will be subject to, and may be junior to the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could reduce the voting power of the holders of our common stock and the likelihood that common stockholders will receive payments upon liquidation.

In addition, our certificate of incorporation divides our board of directors into three classes having staggered terms. This may delay any attempt to replace our board of directors. We have also implemented a stockholders’ rights plan, also called a poison pill, which would substantially reduce or eliminate the expected economic benefit to an acquirer from acquiring us in a manner or on terms not approved by our board of directors. These and other impediments to a third party acquisition or change of control could limit the price investors are willing to pay in the future for shares of our common stock. Our board of directors has approved employment agreements with our executive officers that include change of control provisions that provide severance benefits in the event that their employment terminates involuntarily without cause or for good reason within twelve months after a change of control of us. These agreements could affect the consummation of and the terms of a third party acquisition.

We are also subject to provisions of Delaware law that could have the effect of delaying, deferring or preventing a change in control of our company. One of these provisions prevents us from engaging in a business combination with any interested stockholder for a period of three years from the date the person becomes an interested stockholder, unless specified conditions are satisfied.

We have broad discretion over the use of the proceeds to us from this offering and may apply it to uses that do not improve our operating results or the value of your shares.

We may have broad discretion to use the net proceeds to us from this offering, and investors will be relying solely on the judgment of our board of directors and management regarding the application of these proceeds. We intend to use the net proceeds from this offering (i) to fund expenditures in connection with the investment in our manufacturing facilities, including the accelerated build-out of new facilities in Atlanta, Georgia and Orange County, California (providing for additional capacity in mid 2011 from such facilities) and build-out of the remaining capacity at our Morris Plains, New Jersey facility, (ii) to fund investment in information technology infrastructure and product support systems, (iii) to hire manufacturing, sales and marketing, quality and other personnel in preparation for the licensure by the FDA and commercialization of Provenge, (iv) for third-party contract supply costs, and (v) for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire strategic assets, although we currently have no agreements or commitments to do so. However, we have not allocated these net proceeds for specific purposes. Investors will not have the opportunity, as part of their investment decision, to assess whether the proceeds are being used appropriately. Our use of the proceeds may not improve our operating results or increase the value of the shares being offered hereby.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of our common stock offered pursuant to this prospectus supplement and the accompanying prospectus will be approximately $356.0 million (or approximately $409.5 million if the underwriters exercise their option to purchase additional shares in full), in each case based on a public offering price of $24.75 and after deducting the underwriting fees and all estimated offering expenses that are payable by us.

We currently intend to use the net proceeds of the offering to (i) fund expenditures in connection with the investment in our manufacturing facilities, including the accelerated build-out of new facilities in Atlanta, Georgia and Orange County, California (providing for additional capacity in mid 2011 from such facilities) and build-out of the remaining capacity at our Morris Plains, New Jersey facility, (ii) investment in information technology infrastructure and product support systems, (iii) to hire manufacturing, sales and marketing, quality and other personnel in preparation for the licensure by the FDA and commercialization of Provenge, (iv) for third-party contract supply costs, and (v) for general corporate purposes, including working capital.

We may also use a portion of the net proceeds to acquire strategic assets, although we currently have no agreements or commitments to do so.

Pending the application of the net proceeds, we may invest the net proceeds in short-term, investment-grade, interest-bearing securities or guaranteed obligations of the United States government or other securities.

We believe that the proceeds from this offering, together with our cash-on-hand and cash generated from operations will be sufficient to meet our short-term and foreseeable long-term capital and operating expenditures.

DILUTION

Our net tangible book value as of September 30, 2009 was $118.9 million, or approximately $1.05 per share. Net tangible book value per share is equal to (i) our total tangible assets less total liabilities, divided by (ii) the aggregate number of shares of our common stock outstanding as of September 30, 2009. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock offered pursuant to this prospectus supplement and the net tangible book value per share of our common stock immediately after the offering. After giving effect to the sale of 15,000,000 shares of common stock pursuant to this prospectus at an offering price of $24.75, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2009 would have been approximately $474.9 million, or approximately $3.69 per share. This represents an immediate dilution of $21.06 per share to new investors purchasing our common stock offered pursuant to this prospectus. The following table illustrates this dilution:

Public offering price per share		$24.75
Net tangible book value per share as of September 30, 2009	$1.05
Increase per share attributable to new investors	2.64

As adjusted, pro forma net tangible book value per share as of September 30, 2009 after giving effect to the offering		3.69

Dilution per share to new investors		$21.06

If the underwriter exercises its option to purchase 2,250,000 additional shares of our common stock, there will be an increase in the adjusted net tangible book value to existing stockholders of $4.04 per share and immediate dilution in the as adjusted, net tangible book value to new investors of $20.71 per share.

The foregoing discussion and table are based on 113,553,433 shares of common stock issued and outstanding as of September 30, 2009 and exclude:

•	up to 2,729,529 shares that may be issued upon the exercise of outstanding options granted pursuant to our stock option plans at a weighted average exercise price of $8.38 per share;

•	2,326,805 shares subject to unvested restricted stock awards;

•	up to 8,000,000 shares that may be issued upon exercise of outstanding warrants at a weighted average exercise price of $20.00 per share; and

•	up to 5,109,785 shares that may be issued upon conversion of the $52,535,000 aggregate principal amount of our outstanding 4.75% convertible senior subordinated notes due 2014, which is based on the current conversion rate of 97.2644 shares for each $1,000 of notes.

UNDERWRITING

J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. are acting as joint book-running managers for the offering and as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement by and among the representatives and us, we have agreed to sell to the underwriters, and each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Number of
Underwriters	Shares

J.P. Morgan Securities Inc.	5,625,000
Deutsche Bank Securities Inc.	5,625,000
Citigroup Global Markets Inc.	1,500,000
Morgan Stanley & Co. Incorporated	1,125,000
Lazard Capital Markets LLC	375,000
Leerink Swann LLC	375,000
Needham & Company, LLC	375,000

Total	15,000,000

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.594 per share. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

Option to Purchase Additional Shares

We have granted the underwriters an option to purchase from us up to 2,250,000 additional shares of our common stock at the same price per share as they are paying for the shares discussed above. These additional shares would cover sales by the underwriters which exceed the total number of shares discussed above. The underwriters may exercise this option at any time, in whole or in part, within 30 days after the date of this prospectus supplement. If any shares are purchased pursuant to this overallotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above.

Discount and Commissions

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Us
	No Exercise	Full Exercise

Per Share	$0.99	$0.99
Total	$14,850,000	$17,077,500

We estimate that the expenses of the offering to be paid by us, including filing fees, printing costs and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $400,000.

Listing

Our common stock is listed on the NASDAQ Global Market under the symbol “DNDN”.

Stabilization

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than it is required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares as referred to above.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, it will purchase shares in the open market to cover the position.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Lock-up Agreements

Subject to certain exceptions, we and certain of our executive officers and directors have agreed that, without first obtaining the written consent of the representatives, we and they will not during the 90-day period after the date of this prospectus supplement:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any common stock;

•	otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise; and

•	in the case of our executive officers and directors, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

The lock-up does not apply to:

•	the sale of securities pursuant to the terms of the underwriting agreement;

•	transactions by any of our directors and executive officers relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	transfers by any of our directors or executive officers of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock as a bona fide gift;

•	transfers by any of our directors or executive officers of shares of common stock or of securities convertible into or exercisable or exchangeable for common stock to his or her spouse or child, or a trust, the only beneficiaries of which are the signatory to the lock-up agreement or his or her spouse or child;

•	the receipt by any of our directors or officers from us of shares of common stock upon the exercise of an option;

•	transfers of shares of common stock or securities convertible into or exercisable or exchangeable for common stock pursuant to any preexisting 10b5-1 sales plan in effect on the date hereof;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the 90-day restricted period; or

•	the exercise of an option to purchase shares of common stock or the withholding of shares of restricted stock upon vesting or deliverable upon exercise of an option to pay taxes;

provided that in the case of either of the first, second, third or fourth immediately preceding bullets, no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions during the 90-day period. In addition, notwithstanding the foregoing, if (i) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions imposed by the lock-up shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The representatives in their sole discretion may release any of the securities subject to the lock-up agreement at any time without notice.

Indemnification

We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Relationships with Underwriters

The underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. As of the date of this prospectus supplement, Citigroup Global Markets Inc. held approximately 1.2 million shares of our common stock.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Compliance with non-U.S. laws and regulations

The underwriters intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers shares of our common stock or has in their possession or distributes the prospectus supplement, the accompanying prospectus or any other material.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of the shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each of the underwriters severally acknowledge and agree that:

(i) they have only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the us; and

(ii) they have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus supplement and the accompanying prospectus in accordance with the rules of the SEC. We are a public company and file proxy statements and annual, quarterly and special reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (www.sec.gov).

We make available, free of charge, through our investor relations website, our proxy statements, annual reports, quarterly reports, current reports, statements of changes in beneficial ownership of securities and amendments to those reports and statements as soon as reasonably practicable after they are filed with the SEC. The address for our website is http://www.dendreon.com and the address for the investor relations page of our website is http://investor.dendreon.com/edgar.cfm (neither of which is intended to be an active hyperlink in this prospectus supplement). The contents of our website are not part of this prospectus supplement, and the reference to our website does not constitute incorporation by reference into this prospectus supplement of the information contained at that site.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in or omitted from this prospectus or any accompanying prospectus supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering is completed:

•	the description of our common stock set forth in our Registration Statement on Form S-8A12G, which was filed with the SEC on May 22, 2000 (File No. 000-30681);

•	the description of our Series A Junior Participating Preferred Stock set forth in our Current Report on Form 8-K, which was filed with the SEC on September 25, 2002 (File No. 000-30681), and in Exhibit 4.1 thereto;

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as filed with the SEC on March 12, 2009 (File No. 000-30681), including certain information incorporated by reference from our Definitive Proxy Statement for our 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2009;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009, as filed with the SEC on May 6, 2009, August 10, 2009 and November 9, 2009, respectively (File No. 000-30681); and

•	our Current Reports on Form 8-K, as filed with the SEC on February 11, 2009, April 14, 2009, April 22, 2009, May 1, 2009, May 5, 2009, May 11, 2009, May 13, 2009, June 16, 2009, June 22, 2009, September 29, 2009, October 13, 2009, November 3, 2009, November 23, 2009, December 9, 2009 and December 10, 2009 (File No. 000-30681).

You may request, and we will provide to you, a copy of these filings at no cost, by writing or telephoning us at the following address:

Dendreon Corporation
3005 First Avenue
Seattle, Washington 98121
(206) 256-4545
Attention: Investor Relations

LEGAL MATTERS

Jones Day will pass upon the validity of the common stock being offered hereby. The underwriters are represented by Wilson Sonsini Goodrich & Rosati, P.C., Seattle, Washington.

EXPERTS

The consolidated financial statements of Dendreon Corporation appearing in Dendreon Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

Common Stock

From time to time we may offer and sell shares of common stock in amounts, at prices and on terms described in one or more supplements to this prospectus.

This prospectus describes some of the general terms that may apply to an offering of our common stock. The specific terms and any other information relating to a specific offering will be set forth in a supplement to this prospectus or in one or more documents incorporated by reference in this prospectus. Before you invest, you should carefully read this prospectus and the applicable prospectus supplement, as well as any documents incorporated by reference in this prospectus and the applicable prospectus supplement.

We may offer and sell shares of common stock to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. The supplements to this prospectus will provide the specific terms of the plan of distribution. Each prospectus supplement will provide the amount, price and terms of the plan of distribution relating to the shares of common stock to be sold pursuant to such prospectus supplement. We will set forth the names of any underwriters or agents in the accompanying prospectus supplement, as well as the net proceeds we expect to receive from such sale.

Our common stock is listed on the Nasdaq Global Market under the symbol “DNDN.” On December 7, 2009, the last reported sale price was $27.07 per share.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” contained in any applicable prospectus supplement and in our filings made with the Securities and Exchange Commission, which are incorporated by reference in this prospectus. See “Risk Factors” on page 1 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 8, 2009.

You should rely only on the information contained or incorporated by reference into this prospectus and any prospectus supplement or any free writing prospectus that we may provide to you. We have not authorized anyone to provide you with different information. You must not rely upon any unauthorized information or representation. We are not making an offer of the common stock to be sold under this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front cover of the prospectus or the applicable prospectus supplement or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. We are not making offers to sell common stock in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

Dendreon®, the Dendreon logo, Targeting Cancer, Transforming Livestm, Provenge® and Neuvengetm are our trademarks. All other trademarks appearing or incorporated by reference into this prospectus and the accompanying prospectus supplement are the property of their respective owners.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may sell shares of our common stock in one or more offerings. No limit exists on the aggregate number of shares of common stock we may sell pursuant to the registration statement of which this prospectus is a part. Each time our common stock is offered under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. We may also add, update or change in a prospectus supplement any of the information contained in this prospectus or in documents we have incorporated by reference into this prospectus. If there is any inconsistency between the information in this prospectus and any accompanying prospectus supplement, you should rely on the information in the prospectus supplement.

You should carefully read both this prospectus and the applicable prospectus supplement, together with the additional information described under the heading “Where You Can Find Additional Information” in this prospectus, before you invest in shares of common stock offered hereby.

Throughout this prospectus references to “Dendreon Corporation,” the “company,” “we,” “us” and “our” refer to Dendreon Corporation unless otherwise specified or the context otherwise requires.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risk factors contained in the applicable prospectus supplement for a specific offering of common stock, as well as those contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, as filed with the SEC on August 10, 2009, and any amendment or update thereto reflected in our subsequent filings with the SEC incorporated by reference in this prospectus. You should also refer to the other information in this prospectus and any applicable prospectus supplement, including our financial statements and the related notes incorporated by reference into this prospectus. Additional risks and uncertainties that are not yet identified may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements largely on our expectations and projections about future events and financial trends affecting the financial condition and/or operating results of our business. Forward-looking statements involve risks and uncertainties, particularly those risks and uncertainties inherent in the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics. There are important factors that could cause actual results to be substantially different from the results expressed or implied by these forward-looking statements, including, among other things:

•	whether the FDA’s review of our BLA will result in approval for licensure to allow us to begin marketing of Provenge;

•	whether we have adequate financial resources and access to capital to fund commercialization of Provenge and that of other potential product candidates we may develop;

•	our ability to successfully manufacture Provenge and other product candidates in necessary quantities with required quality;

•	our ability to successfully obtain regulatory approvals and commercialize our products that are under development and develop the infrastructure necessary to support commercialization if regulatory approvals are received;

•	our ability to complete and achieve positive results in ongoing and new clinical trials;

•	our dependence on single-source vendors for some of the components used in our product candidate;

•	the extent to which the costs of any products that we are able to commercialize will be reimbursable by third-party payors;

•	the extent to which any products that we are able to commercialize will be accepted by the market;

•	our dependence on our intellectual property and ability to protect our proprietary rights and operate our business without conflicting with the rights of others;

•	the effect that any intellectual property litigation or product liability claims may have on our business and operating and financial performance;

•	our expectations and estimates concerning our future operating and financial performance;

•	the impact of competition and regulatory requirements and technological change on our business;

•	our ability to recruit and retain key personnel;

•	our ability to enter into future collaboration agreements;

•	anticipated trends in our business and the biotechnology industry generally; and

•	other factors set forth under Item 1A, “Risk Factors,” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and in our future filings made with the SEC, which are incorporated by reference into this prospectus, and the risk factors set forth in or incorporated by reference into this prospectus and the accompanying prospectus supplement.

In addition, in this prospectus, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “plan,” “expect,” “potential,” or “opportunity,” the negative of these words or similar expressions, as they relate to us, our business, future financial or operating performance or our management, are intended to identify forward-looking statements. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.

OUR COMPANY

This summary highlights information about Dendreon Corporation. Because it is a summary, it does not contain all the information you should consider before investing in our common stock. You should read carefully this entire prospectus, any prospectus supplement and the documents that we incorporate herein and therein by reference, including the sections entitled “Risk Factors” and our financial statements and related notes. You may obtain a copy of the documents that we incorporate by reference without charge by following the instructions in the section of this prospectus entitled “Incorporation of Certain Information By Reference.”

We are a biotechnology company focused on the discovery, development and commercialization of novel therapeutics that may significantly improve cancer treatment options for patients. Our most advanced product candidate is Provenge® (sipuleucel-T), an active cellular immunotherapy that has completed three Phase 3 trials for the treatment of metastatic, castrate-resistant (also referred to previously as “androgen-independent”) prostate cancer. Prostate cancer is the most common non-skin cancer among men in the United States, with over one million men currently diagnosed with the disease, and the second leading cause of cancer deaths in men in the United States.

On November 9, 2006, we completed the submission of our Biologics License Application (our “BLA”) to the U.S. Food and Drug Administration (the “FDA”) for Provenge based upon the survival benefit seen in our completed D9901 and D9902A studies for Provenge. On May 8, 2007, we received a Complete Response Letter (the “CRL”) from the FDA regarding our BLA. In its letter, the FDA requested additional clinical data in support of the efficacy claim contained in our BLA, as well as additional information with respect to the chemistry, manufacturing and controls (“CMC”) section of the BLA. In a meeting with the FDA on May 29, 2007, we received confirmation that the FDA would accept a positive final analysis of survival from our Phase 3 D9902B IMPACT (IMmunotherapy for Prostate AdenoCarcinoma Treatment) study to support licensure of Provenge. On April 14, 2009, we announced that the IMPACT study had met its primary endpoint of overall survival and exhibited a safety profile consistent with prior studies. On April 28, 2009, at the American Urological Association annual meeting, we presented detailed results of the IMPACT study. The IMPACT study had a final enrollment of 512 patients with asymptomatic or minimally symptomatic, metastatic, castrate-resistant prostate cancer and was a multi-center, randomized, double-blind, placebo-controlled study. Final results from the IMPACT study showed that Provenge extended median survival by 4.1 months compared to placebo (25.8 months versus 21.7 months), and Provenge improved 3-year survival by 38% compared to placebo (31.7% versus 23.0%). The IMPACT study achieved a p-value of 0.032, exceeding the pre-specified level of statistical significance defined by the study’s design (p-value less than 0.043), and Provenge reduced the risk of death by 22.5% compared to placebo (HR=0.775). On October 30, 2009 we completed the amendment of our BLA with the FDA to incorporate IMPACT study results and data regarding CMC requirements not previously addressed which constituted a complete response to the CRL. We own worldwide rights for Provenge.

Other potential product candidates we have under development include Neuvengetm, our investigational active cellular immunotherapy for the treatment of patients with bladder, breast, ovarian and other solid tumors expressing HER2/ neu. Active cellular immunotherapies directed at CA9, an antigen highly expressed in renal cell carcinoma and CEA, an antigen expressed in colorectal cancer, are in preclinical development. We are also developing an orally-available small molecule targeting TRPM8 that could be applicable to multiple types of cancer as well as benign prostatic hyperplasia. In December 2008 we filed an investigational new drug application (“IND”) to investigate this small molecule in advanced cancer patients. The IND was cleared by the FDA in January 2009. In April 2009, the first patient enrolled in our Phase 1 clinical trial for patients with advanced cancer.

We are a Delaware corporation originally incorporated in 1992 as Activated Cell Therapy, Inc. Our executive offices are located at 3005 First Avenue, Seattle, Washington, 98121, and our telephone number is (206) 256-4545. Our website is http://www.dendreon.com (which is not intended to be an active hyperlink in this prospectus). The contents of our website are not part of this prospectus, and the reference to our website does not constitute incorporation by reference into this prospectus of the information contained therein.

USE OF PROCEEDS

Except as otherwise described in any applicable prospectus supplement, we intend to use the net proceeds from our sale of common stock pursuant to this prospectus to fund our commercialization activities for Provenge, including the investment in new facilities for the expansion of our manufacturing capabilities, investment in our sourcing of components for Provenge, the hiring of additional personnel and investment in specialized technology systems; to fund additional clinical trials for Provenge and for our other product candidates; to fund our other research and preclinical development activities for our active immunotherapies, monoclonal antibodies and small molecule products; to satisfy third party obligations; and for other general corporate purposes, including working capital. We also may use a portion of the net proceeds to acquire strategic assets, although we currently have no agreements or commitments in this regard. We have not determined the amount of net proceeds from sales of our common stock pursuant to this prospectus and any prospectus supplement that we will use for each of these purposes. Pending such uses, we may invest the net proceeds in short-term, investment-grade, interest-bearing securities or guaranteed obligations of the United States government or other securities.

We may not receive any cash proceeds from the sale of our common stock pursuant to this prospectus and the applicable prospectus supplement where we issue shares as consideration for services performed or goods provided to us or in payment of outstanding indebtedness.

DESCRIPTION OF CAPITAL STOCK

The following summary describes the material terms of our capital stock. This description of capital stock is qualified by reference to our amended and restated certificate of incorporation, as amended (“certificate of incorporation”), our amended and restated bylaws (“bylaws”) the certificate of designation of our Series A Junior Participating Preferred Stock, and our stockholders’ rights plan, which are incorporated by reference as exhibits into the registration statement of which this prospectus is a part, copies of which may be obtained as described under the heading “Where You Can Find Additional Information” in this prospectus.

Authorized Capital Stock

As of the date of this prospectus, our certificate of incorporation, authorizes us to issue up to 260,000,000 shares of capital stock of which 250,000,000 shares are of common stock, par value $0.001 per share, and 10,000,000 shares are of preferred stock, par value $0.001 per share. As of December 7, 2009, 116,002,033 shares of common stock and no shares of preferred stock were issued and outstanding.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably all dividends, if any, as may be declared form time to time by the board of directors out of the funds legally available. In the event of the liquidation, dissolution or winding up of Dendreon Corporation, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable. Each share of our common stock possesses a right to purchase Series A Junior Participating Preferred Stock under certain circumstances.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, of which 1,000,000 shares have been designated as “Series A Junior Participating Preferred Stock.” Our board of directors may fix or alter from time to time the designation, powers, preferences and rights of the shares of each such new series. These rights may include a preferential return in the event of our liquidation, the right to receive dividends if declared by the board of directors, special dividend rates, conversion rights, redemption rights, superior voting rights to the common stock, the right to protection from dilutive issuances of securities or the right to approve corporate actions. Any or all of these rights may be superior to the rights of the common stock. As a result, preferred stock could be issued with terms that could delay or prevent a change in control or make removal of our management more difficult. Additionally, our issuance of preferred stock may decrease the market price of our common stock.

Our board of directors also may fix or alter from time to time the qualifications, limitations or restrictions of any wholly unissued series of preferred stock, establish from time to time the number of shares constituting any such series or any of them and increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of the shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Certain Provisions Affecting Control of Dendreon Corporation

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law (“Delaware Law”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging under certain circumstances in a “business combination” with any “interested stockholder,” defined as a stockholder who owns 15% or more of the corporation’s outstanding voting stock, as well as its affiliates and associates, for three years following the date that the stockholder became an interested stockholder unless:

•	the transaction that resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the date the interested stockholder attained this status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by (i) persons who are directors as well as officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the relevant date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may opt out of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of the provisions of Section 203. This statute could prevent or delay mergers or other takeover or change-of-control transactions for us and, accordingly, may discourage attempts to acquire us.

Certificate of Incorporation and Bylaw Provisions

The following summary of certain provisions of our certificate of incorporation, and bylaws is not complete and is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, copies of which may be obtained as described under the heading “Where You Can Find Additional Information” in this prospectus.

Our bylaws provide that special meetings of our stockholders may be called only by the chairman of our board of directors or our President and Chief Executive Officer or pursuant to a resolution adopted by a majority of the total number of authorized directors. Our certificate of incorporation also specifies that the authorized number of directors may be changed only by a resolution of the board of directors and does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Subject to the rights of the holders of any series of preferred stock, any vacancies on our board may only be filled by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the board of directors, and not by stockholders. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors unless the board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders. In addition, our certificate of incorporation divides our board of directors into three classes having staggered terms. This may delay any attempt to replace our board of directors.

Our certificate of incorporation provides that stockholders may not act by written consent, but rather may only act at duly called meetings. Should any stockholder desire to present business at any meeting, they must comply with certain advance notice provisions in our bylaws.

Provisions of our certificate of incorporation and bylaws will make it more difficult for a third party to acquire us on terms not approved by our board of directors and may have the effect of deterring hostile takeover attempts. Our certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of preferred stock, of which 1,000,000 shares have been designated as “Series A Junior Participating Preferred Stock,” and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of our common stock will be subject to, and may be junior to, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could reduce the voting power of the holders of our common stock and the likelihood that common stockholders will receive payments upon liquidation.

We have also implemented a stockholders’ rights plan, also called a poison pill, which would substantially reduce or eliminate the expected economic benefit to an acquirer from acquiring us in a manner or on terms not approved by our board of directors.

These provisions contained in our certificate of incorporation and bylaws could delay or discourage certain types of transactions involving an actual or potential change in control of us or our management (including transactions in which stockholders might otherwise receive a premium for their shares over the then current prices) and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Transfer Agent and Registrar

BNY Mellon Shareowner Services LLC is the transfer agent and registrar for our common stock.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call (800) SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC. The address for the SEC’s website is http://www.sec.gov.

We make available, free of charge, through our investor relations website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, statements of changes in beneficial ownership of securities and amendments to those reports and statements as soon as reasonably practicable after they are filed with the SEC. The address for our website is http://www.dendreon.com and the address for the investor relations page of our website is http://investor.dendreon.com/edgar.cfm (neither of which is intended to be an active hyperlink in this prospectus). The contents of our website are not part of this prospectus, and the reference to our website does not constitute incorporation by reference into this prospectus of the information contained at that site.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in or omitted from this prospectus or any accompanying prospectus supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering is completed:

•	the description of our common stock set forth in our Registration Statement on Form 8-A12 G, which was filed with the SEC on May 22, 2000 (File No. 000-30681);

•	the description of our Series A Junior Participating Preferred Stock set forth in our Current Report on Form 8-K, which was filed with the SEC on September 25, 2002 (File No. 000-30681), and in Exhibit 4.1 thereto;

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as filed with the SEC on March 12, 2009 (File No. 000-30681), including certain information incorporated by reference from our Definitive Proxy Statement for our 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2009;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009, as filed with the SEC on May 6, 2009, August 10, 2009 and November 9, 2009, respectively (File No. 000-30681); and

•	our Current Reports on Form 8-K, as filed with the SEC on February 11, 2009, April 14, 2009, April 22, 2009, May 1, 2009, May 5, 2009, May 11, 2009, May 13, 2009, June 16, 2009, June 22, 2009, September 29, 2009, October 13, 2009, November 3, 2009 and November 23, 2009 (File No. 000-30681).

You may request, and we will provide to you, a copy of these filings at no cost, by writing or telephoning us at the following address:

Dendreon Corporation
3005 First Avenue
Seattle, Washington 98121
(206) 256-4545
Attention: Investor Relations

We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the common stock to be offered and sold by this prospectus and the applicable prospectus supplement. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits to the registration statement. The registration statement, including the exhibits, can be read at the SEC website or at the SEC offices referred to above. Any statement made in this prospectus or the prospectus supplement concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

LEGAL MATTERS

Jones Day will pass upon the validity of the common stock being offered hereby.

EXPERTS

The consolidated financial statements of Dendreon Corporation appearing in Dendreon Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such consolidated financial statements incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

15,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

J.P.Morgan	Deutsche Bank Securities

Citi	Morgan Stanley

Lazard Capital Markets
Leerink Swann
Needham & Company, LLC

December 10, 2009